UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No.  __)*

ALST Casino Holdco, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]        Rule 13d-1(b)
[    ]        Rule 13d-1(c)
[ x ]        Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. North LV Holdco, LLC I.R.S. Identification Nos. of above persons (entities only) 45-2223582
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 123,828 units (see Item 2 below)
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 123,828 units (see Item 2 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 123,828 units (see Item 2 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 28.663% (see Item 2 below)
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Standard General Gaming, LLC I.R.S. Identification Nos. of above persons (entities only) 45-1821328
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 123,828 units (see Item 2 below)
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 123,828 units (see Item 2 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 123,828 units (see Item 2 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 28.663% (see Item 2 below)
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Soohyung Kim I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 123,828 units (see Item 2 below)
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 123,828 units (see Item 2 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 123,828 units (see Item 2 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 28.663% (see Item 2 below)
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. Nicholas J. Singer I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 123,828 units (see Item 2 below)
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 123,828 units (see Item 2 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 123,828 units (see Item 2 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 28.663% (see Item 2 below)
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
ALST Casino Holdco, LLC
(b)	Address of Issuer’s Principal Executive Offices
2711 Centerville Road, Suite 400, Wilmington, DE 19808

Item 2.

(a)	Name of Person Filing

North LV Holdco, LLC
Standard General Gaming, LLC
Soohyung Kim
Nicholas J. Singer
This statement is filed by: (i) North LV HoldCo, LLC. (“North HoldCo”) with respect to common units of the Issuer (the “Units”), of which it is the holder of record; (ii) Standard General Gaming, LLC (“Standard General Gaming”), which exercises investment and voting power with respect to the Units held by North HoldCo; (iii) Soohyung Kim (“Mr. Kim”), a co-managing member of Standard General Gaming; and (iv) Nicholas J. Singer (“Mr. Singer”), a co-managing member of Standard General Gaming.
Mr. Kim and Mr. Singer may be deemed to have indirect beneficial ownership of the Units based on the foregoing relationships.
North HoldCo, Standard General Gaming, Mr. Kim and Mr. Singer have entered into a Joint Filing Agreement, a copy of which is incorporated herein by reference as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if none, Residence
c/o Standard General L.P. 650 Madison Avenue, 23rd Floor New York, NY 10022
(c)	Citizenship
North HoldCo and Standard General Gaming are Delaware limited liability companies. Mr. Kim and Mr. Singer are United States citizens.
(d)	Title of Class of Securities
Common Units

(e)	CUSIP Number
N/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is presented with respect to each of North HoldCo, Standard General Gaming, Mr. Kim and Mr. Singer:

(a)	Amount Beneficially Owned **
123,828 Units
(b)	Percent of Class**
28.663%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
0 Units
(ii) shared power to vote or to direct the vote**
123,828 Units
(iii) sole power to dispose or to direct the disposition of**
0 Units
(iv) shared power to dispose or to direct the disposition of**
123,828 Units

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Units.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 16, 2012

NORTH LV HOLDCO, LLC

By Standard General Gaming, LLC,
Voting Member

By: /s/ Soohyung Kim
Soohyung Kim
Manager

STANDARD GENERAL GAMING, LLC,

By: /s/ Soohyung Kim
Soohyung Kim
Manager

/s/ Soohyung Kim
Soohyung Kim

/s/ Nicholas J. Singer
Nicholas J. Singer

Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 16, 2012, is by and between North LV HoldCo, LLC, Standard General Gaming, LLC, Soohyung Kim and Nicholas J. Singer (the "Reporting Persons").

Each of the Reporting Persons may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or Schedule 13D with respect to common units of ALST Casino Holdco, LLC that may be deemed beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby agree to file a single statement on Schedule 13G and/or Schedule 13D, as may be appropriate from time to time, and/or any amendments thereto, on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Reporting Persons upon one week’s prior written notice or such lesser period of notice as the Reporting Persons may mutually agree.

Executed and delivered as of the date first above written.

NORTH LV HOLDCO, LLC

By Standard General Gaming, LLC,
Voting Member

By: /s/ Soohyung Kim
Soohyung Kim
Manager

STANDARD GENERAL GAMING, LLC,

By: /s/ Soohyung Kim
Soohyung Kim
Manager

/s/ Soohyung Kim
Soohyung Kim

/s/ Nicholas J. Singer
Nicholas J. Singer